June 9, 2006

Mail Stop 6010

Christian G. Le Brun
General Counsel
ORBCOMM Inc.
2115 Linwood Avenue, Suite 100
Fort Lee, NJ 07024

       Re: ORBCOMM Inc.
              Registration Statement on Form S-1
              Filed May 12, 2006
              File No. 333-130488

Dear Mr. Le Brun:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1

1.   Delete "Sole Book-Running Manager" and "Joint Lead Manager" from the cover page, or relocate them to the back cover page, in accordance with the staff's long standing position.

2.   Please confirm that any preliminary prospectus you circulate will include all non-Rule 430A information. This includes the price range and related information based on a *bona fide* estimate of the public offering price within that range, and other information that was left blank throughout the document. Also, note that we may have additional comments after you file this information.

3.   Please provide us a complete list of countries in which you operate and have customers.

4.   Please tell us whether Harbor Research, Inc.:

- makes its industry reports publicly available,
- received compensation from you for preparation of the statistics,
- prepared the statistics for use in the registration statement, or
- has consented to your use of its statistics in your document.

5.   Please balance your disclosure relating to the increase in revenues from 2002 to 2005 resulting from your turn-around strategy with disclosure regarding your net losses during the last three fiscal years and cumulative losses through December 31, 2005.

Our Business Strengths and Competitive Advantage, page 4

6.   Revise to balance the disclosure relating to your established global network and proven technology with the limitations inherent in your system, such as latencies, and the fact that your system is optimized for small packet data.

Risk Factors, page 12

Because we depend on a few significant customers…, page 16

7.   Expand this risk factor to identify the other customer that represented the remaining portion of the 45.1% of your revenues for 2005, and explain that this was from the sale of a gateway earth station. Disclose, if true, that revenue from this customer was due primarily to a single sale and may not be indicative of future revenues from this customer.

Some of our international licensees and country representatives are experiencing significant operational and financial difficulties…, page 16

8.   We note your disclosure that you have had to recognize lower revenues from your international licensees and country representatives than their usage would indicate. Illustrate the impact of this risk by quantifying the amount of reduced revenue.

Once launched and properly deployed, our satellites are subject to significant operating risks…, page 22

9.   Expand this risk factor to explain what happens to satellites that experience the anomalies described, and address whether you have a procedure for repairing them. Briefly discuss the impact to your business of the failure of the five non-operational satellites. Also, quantify the number of satellites experiencing operation-limiting malfunctions.

Use of Proceeds, page 28

10.   We note that Messrs Eisenberg and Franco will receive a contingent cash payment upon the completion of an initial public offering. Expand here to discuss.

Dilution, page 31

11.   We note the disclosure at the bottom of page 32. Expand to disclose how the numbers and percentages would change at the top of the page if all outstanding options and warrants were exercised.

Selected Consolidated Financial Data, page 33

12.   Please provide selected consolidated financial data for years ended December 31, 2001 and 2002 in this section and elsewhere, as applicable, in your next amendment to Form S-1.

Management's Discussion and Analysis…, page 37

13.   Expand your disclosure to describe the terms of the "options" you have to acquire additional satellites.

EBITDA, page 41

14.   We note the reasons why you believe EBITDA is useful for management and investors in evaluating your operating performance. However, you do not appear

to explain why EBITDA is a useful liquidity measure. Please expand your disclosures to further explain why EBITDA is useful for investors in evaluating your liquidity and advise us. Similarly, revise your EBITDA section in Selected Consolidated Financial Data section and elsewhere in the filing. Refer to Item 10(e) of Regulation S-K.

Stock Based Compensation, page 46

15.   We note your statement that "[w]e did not engage independent appraisers to determine fair value; instead we used as fair value the conversion price of our preferred stock into shares of common stock, which was equal to the sales price of our preferred stock to unaffiliated parties occurring closest to the dates of the various options grants" In this regard, tell us the dates of your preferred stock issuances and those of the various options grants, and explain in further detail the basis for your belief that the sales price of the preferred stock is equal to the fair value of your common stock.

16.   Please provide all of the MD&A and financial statement disclosures recommended by the AICPA for IPOs in their Audit and Accounting Practice Aid Series "Valuation of Privately-Held-Company Equity Securities Issued as Compensation."

Business, page 57

Our Business Strengths and Competitive Advantage, page 59

17.   Please tell us, and provide independent support for, the basis for your disclosure that your ground infrastructure and subscriber communication equipment is "less complex and less costly" than that of other satellite communications providers.

18.   Please provide support for your statement that you are the sole commercial satellite operator licensed to operate in the VHF spectrum by the FCC or any other national spectrum or radio-telecommunications regulatory agency in the world.

Products and Services, page 67

19.   Please identify any companies in your table on page 68 who are end-users from which you do not directly derive revenue.

Sales, Marketing and Distribution, page 71

20.   Please expand your disclosure relating to your "IVAR arrangement" to clarify, and further describe, the terms of such arrangement.

Network Capacity, page 84

21.   We note your reference to an analysis in 2005 indicating that your message processing efficiency was sub-optimal. Please expand your disclosure to describe how processing efficiency is measured and explain, more specifically, in what ways your system was sub-optimal.

22.   Please revise to explain what you mean by your statement that "additional spectrum in our VHF band has been abandoned…and may be made available for our use by the FCC."

Non-common carrier status, page 86

23.   Please expand your disclosure to describe briefly the effects to you of being deemed by the FCC to provide services that are designated common carrier and the resulting obligations, restrictions and reporting requirements that would be applicable to you.

Board of Directors, page 92

24.   Your disclosure states that directors may be removed "only for cause." We note, however, that section 2.4 of your bylaws provides that directors may be removed "with or without cause" by stockholders. If directors may be removed by stockholders without cause, please revise your filing to address this.

Certain relationships and related party transactions, page 107

25.   Revise to describe any material differences between the terms of your gateway earth station purchase and installation service agreements with ORBCOMM Europe and similar agreements with other parties.

Series B Preferred Stock Financing, page 112

26.   Please disclose the "certain specified corporate actions" which require the affirmative vote of the majority holders of your Series B preferred stock; file the stockholders' agreement as an exhibit.

Principal Stockholders, page 115

27.   Identify the individuals who beneficially own the shares held by the entities named in the table.

Selling Stockholders, page 118

28.   Please provide the information required by Item 507 of Regulation S-K.

Financial Statements and Notes

General

29.   Please update your financial statements in your next amendment to Form S-1. Refer to Rule 3-12 (a) of Regulation S-X.

Consolidated balance sheets, page F-4

30.   Explain to us why you did not report the dividends accrued on the Series A preferred stock as a liability in your balance sheet as of December 31, 2005.

31.   Expand the pro forma information presented on the face of the balance sheet to reflect your pro forma liability balances. You should include in this information the amount of accrued and unpaid dividends on the Series B preferred stock that will become due and payable upon completion of the offering and the Company's contingent payment obligation in connection with the Satcom transaction.

Similarly revise the information presented in the pro forma column in the Capitalization data on page 30.

Consolidated statements of Cash Flows, page F-7

32.   It appears your deferred financing costs may be akin to interest expense. Please revise to present payments for deferred financing costs as cash used in operating activities or explain to us why it is not necessary for you to do so. In addition, any payments made to redeem debt carried at a discount should be allocated between interest and principle with the interest portion (the discount amount) included within operating cash flows.

Note 1. Organization and Business, page F-8

Computation of net loss per common share

33.   To provide transparency, advise us and disclose how you compute the pro forma earning per share amount presented on the face of the income statements.

Note 16. Related Party Transactions, page F-30

ORBCOMM Europe

34.   Explain to us your basis in GAAP for consolidating ORBCOMM Europe, including your consideration of FIN 46R.

35.   Refer to airtime credits granted to MCS. Explain to us your basis under GAAP for not recording the airtime credits as a liability at the date of the acquisition of the assets of the Predecessor Company.

Note 17. Commitments and Contingencies, page F-33

36.   Disclose why you did not accrue a loss in connection with the Quake litigation and the ORBCOMM Asia litigation. Also tell us and disclose your accounting policy for accruing loss contingencies. Refer to SFAS 5 and FIN 14.

Part II

Item 17. Undertakings, page II-5

37.   Please include the undertakings required by item 512(a)(5)(ii) and 512(a)(6) of
        Regulation S-K. Refer to Rule 430C(d) and Rule 424(b)(3).

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Act of 1933 and that they have provided all information investors require
for an informed investment decision. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of
the effective date of the pending registration statement, it should furnish a letter, at the
time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the
        filing effective, it does not foreclose the Commission from taking any action with
        respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in
        declaring the filing effective, does not relieve the company from its full responsibility
        for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a
        defense in any proceeding initiated by the Commission or any person under the
        federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in connection
with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Andrew Mew at (202) 551-3377 or Robert Littlepage at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Eduardo Aleman at (202) 551-3646 or me at (202) 551-3800 with any other questions.

Sincerely,

Peggy Fisher
Assistant Director

cc(via facsimile): Sey-Hyo Lee, Esq.